SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011

Earnings
Pre-tax net income	$5,923	$2,087	$10,328	$3,335
Add:
Fixed charges	8,155	7,512	15,860	15,115
Earnings, as adjusted	$14,078	$9,599	$26,188	$18,450

Fixed charges
Interest expensed and capitalized	$7,271	$7,009	$14,407	$14,116
Amortized premiums, discounts and capitalized expenses related to indebtedness	877	496	1,439	987
Estimate of interest within rental expense	7	7	14	12
Fixed charges, as adjusted	$8,155	$7,512	$15,860	$15,115

Ratio of earnings to fixed charges	1.73	1.28	1.65	1.22